UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year then ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 24, 2011

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
Assets:
Investments at fair value:
Common/collective trust funds	$20,500,485	$18,331,302
Mutual funds	11,512,050	10,417,230
Company stock	826,330	514,724
Total investments	32,838,865	29,263,256

Receivables:
Employer’s contributions	402,093	391,653
Participants’ contributions	25,256	41,156
Dividends and interest	3,776	3,773
Notes receivable from participants	1,698,270	1,773,994
Total receivables	2,129,395	2,210,576

Cash	36,110	120

Total assets	35,004,370	31,473,952

Liabilities:
Accounts payable	24,100	78,132

Net assets available for benefits, at fair value	34,980,270	31,395,820
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	107,919
Net assets available for benefits	$34,980,270	$31,503,739

See Notes to Financial Statements beginning on page 4.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

2010
Additions:
Investment income:
Net appreciation in fair value of investments	$3,479,207
Dividend income	310,117
Total investment income	3,789,324

Contributions:
Participants’ contributions	976,470
Employer’s contributions	901,516
Total contributions	1,877,986

Interest from notes receivable from participants	79,941

Total additions	5,747,251

Deductions:
Benefits paid to participants	2,222,461
Administrative expenses	48,259
Total deductions	2,270,720

Net increase	3,476,531

Net assets available for benefits:
Beginning of year	31,503,739
End of year	$34,980,270

See Notes to Financial Statements beginning on page 4.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is available to eligible employees of DuPont Powder Coatings USA, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”).

Administration

The Plan is administered by the Company.  Bank of America, N.A. (“Bank of America”) is the trustee of the assets of the Plan.  As trustee, Bank of America has authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and trust agreements.

Participation

All employees of the Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company.  For purposes of employee contributions and compliance contributions, participation begins the first day of the next payroll period after the date an employee completes one hour of service.  For purposes of Company match and Company profit sharing contributions, participation begins on the first day of the next payroll period after the date an employee completes a 12 month eligibility period in which the employee is credited with at least 1,000 hours of service during that period.  Each participant who was an eligible employee at any time during the period, even if such employee did not work 1,000 hours, will receive the compliance contribution.

Contributions

Each year, participants may contribute between 1% and 15% of their eligible earnings, as defined by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  A participant may change their deferral contribution election four times a year.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributions consist of (a) compliance contributions equal to 3% of eligible compensation, (b) matching contributions equal to 100% of the first 3% of eligible earnings that a participant contributes, and (c) profit sharing contributions equal to 10% of the Company’s net profit for the Plan year less compliance and matching contributions made for the year.  For the year ended December 31, 2010, the Company made a profit sharing contribution in the amount of $62,801.  Contributions to the Plan are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balance, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan announced changes to its investments options which were effective February 15, 2011.  The American Century Small Company Fund was removed from the Plan and replaced with the Columbia Small Cap Growth Fund mutual Fund.  In addition, the Bank of America Retirement Preservation Trust was removed from the Plan and replaced with the Invesco Stable Value Retirement Fund.  Funds were automatically transferred into the new investment options unless participants choose an alternative investment option.  The Plan currently offers eight mutual funds, three common/collective trust funds (“CCTs”), a stable value fund and DuPont company stock as investment options for participants.

Vesting

Participants are immediately vested in the portion of their accounts contributed by them, the Company’s compliance contribution and in the earnings on such contributions.  A participant’s vested interest in the Company’s matching and profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
1 - 2	20%
2 - 3	40%
3 - 4	60%
4 - 5	80%
5 or more	100%

One full year of service is defined as a twelve-month period of employment.  A participant also becomes 100% vested upon normal retirement age (age 59½) and termination of employment due to disability or death.

Notes Receivable from Participants

Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.75% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator.  The loans are executed by promissory notes and have a minimum term of one year and a maximum term of five years, except for loans made to purchase a primary residence which have a maximum term of 10 years.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of services due to death, disability or retirement, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution, partial distribution, or installments or annuity payments.  In-service withdrawals may be made under certain conditions as permitted by the Plan.  Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 ½ or the year following retirement or termination of employment.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $127,153 and $158,271, respectively.  Forfeitures may be used to restore accounts, as defined in the Plan, to pay administrative expenses or may decrease the amount of company and profit sharing contributions.  During the year ended December 31, 2010, forfeited accounts were used to pay for administrative expenses of the Plan totaling approximately $44,000.

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the year ended December 31, 2010, the Plan paid $48,259 in administrative expenses, including audit and various recordkeeping fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, and CCTs. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  DuPont company stock is valued at the year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position). Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end.  Fair value of the shares of CCTs are valued at net asset value as reported by the CCTs’ trustee at year-end.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on the sale of DuPont company stock is based on average cost of the securities sold.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $85,342 and $0 at December 31, 2010 and 2009, respectively.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial condition.

In March 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011.  The Plan is currently evaluating the impact of the adoption on the financial statements.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 3 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

	2010	2009
Bank of America Equity Index Trust Tier 6	$16,244,085	$14,727,405
The Oakman Equity & Income Fund	3,856,953	3,318,955
Bank of America Retirement Preservation Trust	2,200,909	1,595,668
Pimco Total Return Fund	2,448,545	2,191,959
American Amcap Fund[1]	1,725,280	1,664,826

1                   Investment represents less than 5% of the net assets as of December 31, 2010.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010
CCTs	$2,158,444
Mutual funds	1,041,520
DuPont company stock	279,243
Net appreciation in fair value of investments	$3,479,207

NOTE 4 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
CCTs	$—	$20,500,485	$—	$20,500,485

Mutual funds:
Balanced fund	3,856,953	—	—	3,856,953
Bond fund	2,448,545	—	—	2,448,545
Domestic stock funds	3,164,843	—	—	3,164,843
International stock funds	2,041,709	—	—	2,041,709
Total mutual funds	11,512,050	—	—	11,512,050

DuPont company stock	826,330	—	—	826,330
Total assets	$12,338,380	$20,500,485	$—	$32,838,865

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
CCTs	$—	$18,331,302	$—	$18,331,302

Mutual funds:
Balanced fund	3,318,955	—	—	3,318,955
Bond fund	2,191,959	—	—	2,191,959
Domestic stock funds	2,909,873	—	—	2,909,873
International stock funds	1,996,443	—	—	1,996,443
Total mutual funds	10,417,230	—	—	10,417,230

DuPont company stock	514,724	—	—	514,724
Total assets	$10,931,954	$18,331,302	$—	$29,263,256

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Bank of America, the Trustee. The Plan also offers DuPont company stock as an investment option. At December 31, 2010, the Plan held 16,566 shares of DuPont common stock valued at $826,330.  At December 31, 2009, the Plan held 15,287 shares of DuPont common stock valued at $514,724.  During the year ended December 31, 2010, the Plan purchased and sold approximately $250,000 and $218,000 of DuPont common stock, respectively.  Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 7 - TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (“IRC”) and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the Internal Revenue Service (“IRS”) dated July 16, 2003, covering the Plan and amendments through February 25, 2002, has been received by the Plan.  The Plan has been amended since receiving the determination letter. In January 2011, the Plan submitted a request to renew the tax determination letter and is awaiting a reply from the IRS.  The Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$34,980,270	$31,503,739
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(107,919)
Amount allocated to withdrawing participants	(85,342)	—
Loans balances considered deemed distributions	(158,751)	(196,891)
Net assets available for benefits per the Form 5500	$34,736,177	$31,198,929

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2010 to total income per the Form 5500:

2010
Total additions per the financial statements	$5,747,251
2010 adjustment from contract value to fair value for fully benefit-responsive investment contracts	—
2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	107,919
Total income per the Form 5500	$5,855,170

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.  The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2010 to total expenses per the Form 5500:

2010
Total deductions per the financial statements	$2,270,720
Amounts allocated to withdrawing participants at December 31, 2010	85,342
Current year cumulative deemed distributions	158,751
Prior year cumulative deemed distributions	(196,891)
Total expenses per the Form 5500	$2,317,922

SUPPLEMENTAL SCHEDULE

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value

*	Bank of America Equity Index Trust Tier 6	Common/Collective Trusts	**	$16,244,085
*	Bank of America International Index Trust	Common/Collective Trusts	**	670,837
*	Bank of America Retirement Reserves Fund	Common/Collective Trusts	**	1,384,654
*	Bank of America Retirement Preservation Trust	Common/Collective Trusts	**	2,200,909
	Total common/collective trust			20,500,485

	Thornburg International Value Fund	Registered Investment Company	**	928,096
	The Oakmark Equity & Income Fund	Registered Investment Company	**	3,856,953
	American Century Small Company Fund	Registered Investment Company	**	485,595
	American Amcap Fund	Registered Investment Company	**	1,725,280
	CRM Midcap Value Fund	Registered Investment Company	**	953,968
	AIM Developing Markets Fund	Registered Investment Company	**	391,929
	Pimco Total Return Fund	Registered Investment Company	**	2,448,545
	Van Kampen Comstock Fund	Registered Investment Company	**	721,684
	Total mutual funds			11,512,050

*	DuPont Company Stock	Company stock	**	826,330

*	Notes receivable from participants	3.75% to 10.50% - Maturing from January 2011 - December 2015	**	1,698,270
	Total Assets Held At End of Year			$34,537,135

*           Party-in-interest

**         Cost not required for participant directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Powder Coatings USA, Inc.
Profit Sharing Plan

/s/ Peggy Kenyon
Peggy Kenyon
Accounting Manager (on behalf of the Powder Coatings Benefit Committee as Plan Administrator)

June 24, 2011